FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	The Board of Directors resolves to call the Annual General Shareholder's Meeting	5

TELEFÓNICA S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A., at its meeting held today, has unanimously resolved to call the Annual Shareholders' Meeting to be held in Madrid, at the Casa de Campo Exhibition Centre, Pabellón de Cristal, Avenida de Portugal, s/n at 12 pm on May 9th, 2007 on first call and, if the legally required quorum is not reached and therefore the Meeting cannot be on first call, at 12 pm on May 10th, 2007 on second call at the same place.

The Agenda of the Annual General Shareholders's Meeting, that has been approved in the aforesaid Board's meeting, is the following:

AGENDA

I. Examination and approval, if appropriate, of the Individual Annual Accounts, of the Consolidated Financial Statements (Consolidated Annual Accounts) and of the Management Report of Telefónica, S.A. and its Consolidated Group of Companies, as well as of the proposed allocation of profits/losses of Telefónica, S.A. and of the management of its Board of Directors, all with respect to the Fiscal Year 2006.

  Re-election, ratification, and appointment, if appropriate, of Directors.

  Authorization to acquire the Company's own shares, either directly or through Group Companies.

  Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities, be they simple, exchangeable and/or convertible, with an allocation in the last case of the power to exclude the pre-emptive rights of shareholders and holders of convertible securities, the power to issue preferred shares, and the power to guarantee the issuances of subsidiaries.

  Reduction in share capital by means of the repurchase of the Company's own shares, with the exclusion of creditors' right to challenge the repurchase, and revising the text of the article of the By-Laws relating to share capital.

  Amendment of the By-Laws.

  VI.1 Amendments regarding the General Shareholders' Meeting: amendment of Article 14 (Powers of the shareholders acting at a General Shareholder' Meeting); Amendment of paragraphs 1 and 3 of Article 15 (Ordinary and Extraordinary Shareholders' Meeting); amendment of paragraph 1 of and addition of paragraph 4 to Article 16 (Call to the General Shareholders' Meeting); amendment of Article 18 (Shareholders' Right to Receive Information); amendment of Article 19 (Chairmanship of the Meeting and Preparation of the Attendance Roll); and amendment of paragraph 2 of Article 20 (Deliberations and Voting).

  VI.2 Amendments regarding proxy-granting and voting by means of long-distance communication and remote attendance at the Meeting: amendment of Article 17 (Right to attend); insertion of a new Article 17 bis (Remote attendance by electronic or data transmission means); and insertion of a new Article 20 bis (Casting of votes from a distance prior to the Meeting).

  VI.3 Amendments regarding the Board of Directors: elimination of paragraph 4 of Article 24 (Composition and Appointment of the Board of Directors); amendment of paragraph 2 of Article 25 (Requirements for appointment as Director); amendment of Article 27 (Meetings, quorum and adoption of resolutions by the Board); amendment of Article 30 (Powers of the Board of Directors); and amendment of Article 31 bis (Audit and Control Committee).

  Amendment of the Regulations for the General Shareholders' Meeting.

VII.1 Amendment of Article 5 (Powers of the shareholders at the General Shareholders' Meeting).

VII.2 Amendments relating to the call to and preparation of the General Shareholders' Meeting: amendment of paragraph 2 of Article 7 (Power and obligation to call to meeting); insertion of a new sub-section 3 in Article 8 (Publication and notice of the call to meeting); amendment of sub-section 2 of Article 9 (Information available to the shareholders from publication of the notice of the call to meeting); amendment of sub-section 3 of Article 10 (Right to receive information).

VII.3 Amendments relating to proxy-granting and voting by means of long-distance communication and remote attendance at the Meeting: amendment of sub-section 1 and insertion of new sub-sections 5 through 7 of Article 13 (Proxy-granting and representation); amendment of sub-section 6 of Article 15 (Preparation of the Attendance Roll); insertion of a new Article 17 bis (Remote attendance by electronic or data transmission means); and insertion of a new Article 20 bis (Casting of votes from a distance prior to the Meeting).

VII.4 Other amendments: amendment of Article 21 (Voting on the proposed resolutions) and amendment of Article 24 (Continuation).

VIII. Delegation of powers to formalize, interpret, cure and carry out the resolutions adopted by the shareholders at the General Shareholders' Meeting.

Madrid, March 28th, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 28th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors